AMENDMENT NO. 46

TO THE DECLARATION OF TRUST OF

NORTHERN FUNDS

(a Delaware statutory trust)

This Amendment No. 46 (the “Amendment”) to the Agreement and Declaration of Trust of Northern Funds (the “Trust”) amends, effective August 24, 2017, the Agreement and Declaration of Trust of the Trust dated as of February 7, 2000, as amended (the “Declaration of Trust”).

WHEREAS, under Article V, Section 2 of the Declaration of Trust, the Trustees have full power and authority, in their sole discretion and without obtaining shareholder approval, to abolish any one or more series or classes of shares; and

WHEREAS, on August 24, 2017, the Trustees unanimously voted to authorize an additional series of beneficial interest in the Trust named the Northern Engage360TM Fund;

NOW, THEREFORE, the Declaration of Trust is hereby amended as follows:

1. An unlimited number of authorized, unissued and unclassified shares of beneficial interest of the Trust be, and hereby are, classified into an initial class of shares in the following series of shares: Northern Engage360TM Fund (the “New Fund”).

2. Each share of the New Fund shall have all of the preferences, conversion and other rights, voting powers, restrictions, limitations, qualifications and terms and conditions of redemption that are set forth in the Agreement and Declaration of Trust of the Trust with respect to its shares of beneficial interest.

3. All references in the Declaration of Trust to the “Declaration” shall mean Declaration of Trust as amended by this Amendment.

4. Except as specifically amended by this Amendment, the Declaration of Trust is hereby confirmed and remains in full force and effect.